UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
KoreChain, Inc.

Legal status of issuer

Form
C Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of incorporation
February 2, 2023

Physical address of issuer
1 World Trade Center, Suite 8500
New York, New York 10007

Website of issuer
www.korechain.io

Name of intermediary through which the offering will be conducted
Mundial Financial Group LLC

CIK number of intermediary
0001455325

SEC file number of intermediary
8-68154

CRD number, if applicable, of intermediary
149531

Name of qualified third party "Escrow Agent" which the Offering will utilize
FFB Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of four and a half percent (4.5%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Type of security offered
Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$5.00 per Share.

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐   Yes
☑   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☐   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000 (1,000,000 Shares)

Deadline to reach the target offering amount
12 months following SEC approval of this offering memorandum.

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Tiers/Perks

Investors in this Offering can also earn bonus shares if they invest early and/or above a certain dollar amount. The bonus from the Tier 1 Perk is stackable with the other Tiers and will be added to the bonus share percentage received from the other tier-based perks. Therefore, this makes 100% bonus shares the highest percentage bonus available to an investor, The below table indicates the available bonus shares issued:

Tiers	Total Investment Amount ($)	Bonus Shares	Effective Share Price Per Share
Tier 1	First 500 Investors- Any investment amount	50%	$3.33 per share
Tier 2	$2,000-$5,000	15%	$4.35
Tier 3	$5,001-$15,000	25%	$4.00
Tier 4	$15,001 -75,000	35%	$3.70
Tier 5	$75,001 +	50%	$3.33

* The Company is not issuing partial shares. Any calculations of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Current number of employees and independent contractors
4

	February 28, 2023 (Inception)
Total Assets	$0
Cash & Cash Equivalents	$0
Prepaid Expenses	$0
Accounts Payable	$(483)
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Operating Expenses	$483
Taxes Paid	$0
Net Income	$(483)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE PURCHASERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR

WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE PURCHASER, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Oscar A. Jofre
	(Signature)
	Oscar A. Jofre
	(Name)
	President
	(Title)
	February [__], 2024
	Date

	/s/ Jason Futko
	(Signature)
	Jason Futko
	(Name)
	Chief Financial Officer
	(Title)

	February [___], 2024
	Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Oscar A. Jofre
	(Signature)
	Oscar A. Jofre
	(Name)
	Director
	(Title)
	February [___], 2024
	(Date)

	/s/ Kiran Garimella
	(Signature)
	Kiran Garimella
	(Name)
	Director
	(Title)

	February [___], 2024
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

February[__], 2024

KoreChain, Inc.

Up to 1,000,000 ($5,000,000) in Common Stock

KoreChain, Inc., a Delaware corporation ("**KoreChain**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of 10,000 ($50,000) (the "**Target Offering Amount**") in Common Stock, par value $0.0001 per share ("**Common Stock**" or the "**Securities**") of the Company. The Company intends to raise at least the Target Offering Amount and up to 1,000,000 ($5,000,000) shares of Common Stock (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount within 12 months of SEC Approval of this offering memorandum ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Common Stock will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling the Securities directly. The purchase price for such Common Stock will be $5.00 per share, with a minimum purchase of 20 ($100.00) shares of Common Stock.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective purchaser must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any commitment made by a purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, purchasers must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Purchasers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first issuance of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.korechain.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://mundialfinancialgroup.com/

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

KoreChain, Inc. is a Delaware corporation that was incorporated on February 2, 2023.

The Company's business address is 1 World Trade Center, Suite 8500, New York, New York 10007.

The Company's website is www.korechain.io.

The Company is headquartered in New York but conducts business throughout the United States through its website.

A description of our products as well as our services, process, and business plan can be found at https://korechain.io/investment/ and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

The Offering

Target amount of Securities being offered	10,000 shares of Common Stock ($50,000)
Total Securities Outstanding if Target Offering Amount is met	22,053,333 shares of Common Stock
Maximum amount of Securities being offered	1,000,000 shares of Common Stock ($5,000,000)
Purchase price per Security	$5.00
Minimum Individual Purchase Amount+	20 shares ($100)
Offering deadline	12 months following SEC approval of this offering memorandum
Use of proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on page .

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating purchasers in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 4.50% of the amount raised in the Offering to the Intermediary.

	Price to Purchasers(1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$5.05	$94.95
Aggregate Target Offering Amount	$50,000	$2,525	$47,475
Aggregate Maximum Offering Amount	$5,000,000	$252,500	$4,747,500

(1) Common Stock shall be sold for a Purchase Price of $5.00 per share with a minimum purchase of 20 shares of Common Stock ($100.00).
(2) This excludes fees to Company's advisors, such as attorneys and accountants.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to purchasers in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Limited Operating History

The Company has a limited operating history. The Company has never paid dividends and has no present intention to pay dividends. The Company is in the early commercialization stage of its business and therefore will be subject to the risks associated with early-stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. The Company has not yet secured a major order for its product. The Company will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Company's business, the Company's ability to anticipate and adapt to a developing market, acceptance by consumers of the Company's products and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Company will be successful in doing what is necessary to address these risks.

Key Personnel

The technology as a service (TaaS) sector involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The success of the Company is dependent on the services of its senior management. The experience of these individuals will be a factor contributing to the Company's continued success and growth. The loss of one or more of its key employees could have a material adverse effect on the Company's operations and business prospects. In addition, the Company's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

Additional Financing Requirements

Upon successful completion of the Offering, it is anticipated that the Company's financial resources will be sufficient to finance the Company's budgeted operating costs, development, marketing and anticipated discretionary expenditures in the short term. However, in order to accelerate the Company's growth objectives, it will need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Company will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of Common Stock from the treasury of the Company, control of the Company may change and stockholders may suffer additional dilution.

Protection of Intellectual Property

There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology.

There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. The laws of other countries may afford the Company little or no effective protection of its intellectual property. The Company may in the future also rely on technology licenses from third parties. There can be no assurance that these third-party licenses will be, or will continue to be, available to the Company on commercially reasonable terms. The loss of, or inability of the Company to maintain, any of these technology licenses could result in delays in completing its product enhancements and new developments until equivalent technology could be identified, licensed, or developed and integrated. Any such delays would materially adversely affect the Company's business, results of operations and financial condition.

Competition

The Company may not be able to compete successfully against current and future competitors, and the competitive pressures the Company faces could harm its business and prospects. The market for blockchain related financial services is competitive and several large companies have established services similar to, and competitive with, those offered by the Company. Additionally, the level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Many of the Company's current and potential competitors have longer operating histories, larger clients base, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Company.

Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Company markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Company. Increased competition may result in reduced operating margins as well as loss of market share. This could result in decreased usage of the Company's products and may have a material adverse effect on the Company's business, financial condition and results of operations.

Implementation Delays

Most of the Company's clients will be in a testing or preliminary stage of utilizing the Company's products and may encounter delays or other problems in the introduction of the Company's products. A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm the Company's business and prospects. The Company will not be able to predict when a client that is in a testing or a preliminary use phase will adopt a broader use of the Company's products.

Limited Client Feedback Respecting Products

The Company's revenue will depend on the number of clients who use the Company's products. Accordingly, the satisfactory design of the Company's product is critical to the Company's business, and any significant product design limitations or deficiencies could harm the Company's business and market acceptance. To date, the features and functionality reflected in the Company's product have been based on its internal design efforts and on feedback from a limited number of clients and potential clients. This limited feedback may not have resulted in an adequate assessment of client requirements. Therefore, the currently specified features and functionality of the Company's product may not satisfy current or future client demands. Furthermore, even if the Company identifies the feature set required by clients in the Company's market, it may not be able to design and implement products incorporating features in a timely and efficient manner, if at all.

Developing Markets

The market for the Company's product is relatively new and continues to evolve. If the market for the Company's product fails to develop and grow, or if the Company's product does not gain market acceptance, the Company's business and prospects will be harmed.

Technological Change

The Company is susceptible to technological advances and the introduction of new products utilizing new technologies. Further, software applications are also subject to user preferences and competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins. The success of the Company will depend on its ability to secure technological superiority in its product and maintain such superiority in the face of new products. No assurances can be given that the product of the Company will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render the product of the Company less competitive, less marketable, or even obsolete over time.

The future success of the Company will be influenced by its ability to continue to develop new competitive products. There can be no assurance that research and development activities with respect to the development of new products and the improvement of its existing product will prove profitable, or that products or improvements resulting therefrom, if any, will be successfully produced and marketed. Software application development is characterized by technological change, changes in user and client requirements, new product introductions and new technologies and the emergence of new industry standards and practices that could render the Company's technology obsolete or have a negative impact on sales margins the Company's product may command. The Company's performance will depend, in part, on its ability to enhance its existing product, develop new proprietary technology that addresses the sophisticated and varied needs of its prospective clients and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of technology entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its product to client requirements or emerging industry standards.

Strategic Alliances

The Company's growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships, as well as the performance of such strategic alliances and working relationships. General criteria to be used to assess potential alliances include the following: industry expertise, reputation and market position, complementary technologies or products, and nature and adequacy of resources. There can be no assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can there be any assurance that new relationships, if any, will afford the Company the same flexibility under which the Company currently operates.

Resolution of Product Deficiencies

Difficulties in product design, performance and reliability could result in lost revenue, delays in client acceptance of the Company's products, and/or lawsuits, and would be detrimental, perhaps materially, to the Company's market reputation. Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products. Undetected errors or performance problems may be discovered in the future. Moreover, known errors which the Company considers minor may be considered serious by its clients. If the Company's internal quality assurance testing or client testing reveals performance issues and/or desirable feature enhancements, the Company could postpone the development and release of updates or enhancements to its current product or the release of new products. The Company may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm the Company's business and prospects. In addition, product defects may expose the Company to liability claims, for which the Company may not have sufficient liability insurance. A successful suit against the Company could harm its business and financial condition.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. The Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Negative Cash Flow and Absence of Profits

The Company has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Company's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Company will ultimately depend on its ability to generate revenues from its product sales, such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

Conflicts of Interest

Certain directors and officers of the Company may become associated with other reporting issuers or other companies which may give rise to conflicts of interest. In accordance with the Delaware General Corporation Law, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Company.

No Key Man Insurance

The Company does not currently have key man insurance in place in respect of any of its senior officers or personnel.

If the introduction of our products and services to the market is delayed or they do not achieve market acceptance, our business may be adversely affected

If our products and services or potential new products and services are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer frustration, and our business would be seriously harmed. Significant delays could result in such substantial net losses that we are unable to efficiently attract new equity investment or available credit to fund our operations further.

If we fail to implement sufficient security measures to prevent security breaches, our business may be adversely affected

The secure transmission of confidential information over electronic networks is a significant barrier to eCommerce and communications. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could substantially reduce the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could make them inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of personal proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

The volatile credit and capital markets could have a material adverse effect on our financial condition

Our ability to manage our debt is dependent on our level of positive cash flow from company-operated and franchised restaurants, net of costs. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The lack of availability or access to build-to-suit leases and equipment financing leases could result in a decreased number of new restaurants and have a negative impact on our growth.

Potential Risks Associated with COVID-19

On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. The COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets, severe disruptions in the global supply chain and other economic effects.

The Company's services and products may not be widely adopted and may have limited users

It is possible that the Company's services and products will not be used by a large number of participants or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, purchasers of the Securities are subject to holding period requirements. Additionally, the Company is in an earlier stage of development and has limited historical results upon which purchasers can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Common Stock will receive or realize a return on his/her/its investment or that any purchaser will not lose his/her/its entire investment. For this reason, each purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Common Stock.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual purchaser's commitment amount based on the Company's determination of a purchaser's sophistication

The Company may prevent purchasers from committing more than a certain amount to this Offering based on the Company's belief of the purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

We have no operating history, and the prior performance of our officers, directors and advisors may not predict our future results

We are a recently formed company. You should not assume that our performance will be similar to the past performance of the Company or any of its officers, directors, advisors or other endeavors managed or sponsored by such parties. Furthermore, you should not assume that our performance will be similar to that of our competitors or others in our industry or marketplace. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Securities.

Because no public trading market for the Securities currently exists, it will be difficult for you to sell your Securities and, if you are able to sell your Securities such sale may be at a loss

The Securities and any shares received in connection with the conversion thereof, constitute restricted securities and may only be transferred after a twelve-month holding period. There is no public market for the Securities and there is no guarantee that a public market will ever develop. We do not plan to list our Securities on an approved exchange or market. You may not sell your Securities unless the buyer meets the applicable suitability and minimum purchase standards. In its sole discretion, including to protect our operations and our stockholders or to prevent an undue burden on our liquidity, our Officers and Directors could amend, suspend or terminate our redemption plan without notice. If you are able to sell your Securities, you would likely have to sell them at a substantial discount to their initial offering price. It is also likely that your Securities would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our

Securities, you should purchase our Securities only as a long-term investment and be prepared to hold them for an indefinite period of time.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority stockholders to affect certain corporate actions

Our officers, directors, and majority stockholders are the beneficial owners of more than 50% of our outstanding voting securities. As a result, they possess significant influence and can elect most of our Board of Directors and authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

Restrictions on Transfer

There are substantial restrictions on the transferability of the Securities. A purchaser may not assign or transfer its Securities (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its rights without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Securities are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Securities may only be transferred in pursuant to either an effective registration statement registering the Securities or pursuant to an exemption under the Securities Act; the Securities may be subject to transfer restrictions under the securities laws of other jurisdictions; the Securities may be subject to holding period requirements; and there is no public market for the Securities.

Availability of Information

No governmental agency has reviewed or passed upon the Offering, Company or the Securities. Purchasers of the Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control

Purchasers will have no rights to participate in the Company's management. Accordingly, no person should purchase Securities unless he/she/it is willing to entrust all aspects of Company management to Company's management.

The Securities Will Not Be Rated

The Securities have not been rated by any rating agency. The lack of a rating reduces the potential liquidity of the Securities and thus may affect the market value of the Securities. In addition, the lack of a rating will reduce the potential for, and increase the cost of, financing the purchase and/or holding of the Securities. Investors subject to capital requirements will be required to hold more capital against the Securities than would have been the case had the Securities been rated.

Bankruptcy of the Company Would Adversely Affect Payments on the Securities

A bankruptcy proceeding with respect to the Company could lead to delays in payments due on the Securities and, if a court were to accept any of the positions of a bankruptcy trustee or creditor outlined above, it could result in a reduction or cancellation of payments on or obligations under the Securities, in addition to delays in payment.

In addition, federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured lender to realize on its security.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Securities are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Securities will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Offering Memorandum and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the Purchase Agreement and purchase the Securities.

Compliance with Securities Laws

The Company's Securities are being issued in reliance upon certain exemptions from the registration requirements of the Securities Act, and applicable state securities laws. If the issuance of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Financial projections require caution

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

There is no guarantee of a return on a purchaser's investment

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We are subject to financial market risk

Turbulence in the financial markets and reduced liquidity in equity, credit and fixed-income markets may negatively affect companies worldwide, which could have an adverse effect on the Company. Disruptive events with geopolitical consequences, including pandemics and natural disasters, may destabilize world economies and cause market turbulence. Trade barriers and other protectionist trade policies (including those in the U.S.) may also increase market turbulence. Similarly, policy changes by the Federal Reserve and/or other government actors, including changes in interest rates, could cause or increase volatility in the financial markets. Increases in market volatility may lead to reductions in market liquidity, which may make it more difficult for the Company to purchase and sell portfolio holdings at favorable market prices and make the Company's net asset value fluctuate materially. To the extent that the Company experiences high redemptions during periods of market turbulence, the Company's performance may be adversely affected as the Company may not be able to sell portfolio holdings at favorable prices. In addition, the Company may experience increased portfolio turnover, which will increase its costs and adversely impact its performance.

In early 2020, a global pandemic and policy changes implemented by the United Kingdom caused varying levels of market turbulence. Most significantly, an outbreak of severe acute respiratory disease from a novel coronavirus, COVID-19, was detected in China and spread internationally, resulting in major operational and market disruptions. Various countries closed their borders and internally imposed or recommended strict quarantines of exposed populations. Travel became restricted. Supply chains were disrupted, and consumer activity decreased. All of these changes in the world economy led to significant market uncertainty, heightened market volatility and reduced market liquidity. The final impact of COVID-19, and other epidemics and pandemics that may arise in the future, cannot be known at this time and may materially adversely affect the Company.

In addition, Russia launched a large-scale invasion of Ukraine on February 24, 2022, significantly amplifying already existing geopolitical tensions. The United States and many other countries have instituted various economic sanctions against Russian individuals and entities (including corporate and banking). The extent and duration of the military action, sanctions imposed and other punitive action taken and resulting future market disruptions in Europe and globally cannot be easily predicted but could be significant and have a severe adverse effect on Russia and Europe in general, including significant negative impacts on the economy.

Global supply chain issues have resulted in a variety of disruptions for manufacturers, retailers, and various other types of companies—from the ability to source and obtain raw materials to delays in shipping and the availability of end user products. Ongoing labor shortages have created challenges for companies across industries, including the manufacturing and transportation industries, further exacerbating supply chain disruptions. As a result of these disruptions, many companies have experienced increased costs, inventory shortages, and temporary shutdowns. In addition to supply chain disruptions and labor shortages, we are seeing increased inflation in the costs of various goods and services.

Legal Matters

Any prospective purchaser should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE PARTICIPANT CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES

SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Blockchain technology can increase the transparency on how companies adhere to corporate governance in multiple industry sectors. KoreChain is already being utilized to scale in a variety of industry sectors.

KoreChain is a vital trust infrastructure designed to ensure that all participants transact in a compliant manner, and the first blockchain to be SEC-Qualified for companies raising capital.

KoreChain is a highly secure decentralized permissioned blockchain ecosystem for fully-compliant issuance, trading, clearing, settlement, management, reporting, corporate actions, and custodianship for tokenized securities worldwide.

KoreChain, is an AI-based, global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law in multiple jurisdictions globally. Connecting companies to the capital markets and secondary markets to facilitate access to capital and liquidity for private investors.

Market

Currently the market is fragmented, inefficient and lacks compliance. Through industry sector partners and distribution channel partners KoreChain markets the KoreChain utility to address such inefficiencies in a compliant manner for market participants.

KoreChain is targeted specifically to the utilization of tokenized securities and connecting intermediaries with its proven scalable use cases, and provides for multiple market opportunities to an industry that currently lacks significant compliance in sectors relating to but not limited to NFT's, securities, etc.

The industry has already surpassed a $10B market cap in its secondary market, with an estimated $50B in the primary market pipeline. With tokenization affecting a growing number of assets around the world, the market is projected to reach over $4 trillion by 2030. KoreChain addresses the burgeoning security token market.

Intellectual Property

Patents and Provisional Patent Applications

The company is filing 4 provisional patents:

KoreID

KoreID Verified

Legal Smart Contracts (KoreContracts)

Trademarks

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including laws regarding securities and financial markets. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

The Company intends to use the proceeds as follows:

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target ($50,000) Raised	% of Maximum Proceeds Raised	Amount if Maximum ($5,000,000) Raised
Intermediary Fees	4.50%	$2,250	4.50%	$225,000
Legal	10.00%	$5,000	0.10%	$5,000
Accountant and Auditor Fees	7.00%	$3,500	0.07%	$3,500
Sales & Marketing	0.00%	$0	6.00%	$300,000
Wages	0.00%	$0	78.80%	$3,940,000
Working Capital	55.00%	$27,500	10%	$425,000
Offering Marketing Fees	25.00%	$12,500	2.03%	$101,500
Total	100.00%	$50,000.00	100%	$5,000,000.00

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Oscar A Jofre	President and Chief Executive Officer	See below
Kiran Garimella	Chief Technology Officer and Chief Security Officer	See below
Jason Futko	Chief Financial Officer	See below
Peter Daneyko	Chief Revenue Officer	See below

Oscar A Jofre: President, Chief Executive Officer and Director

Oscar is currently one of the Top 10 Global Thought Leaders in Equity Crowdfunding, a Top 5 Fintech Influencer, Top 10 Blockchain and a Top 50 InsureTech. He has published an eBook that has been downloaded in over 20 countries and been distributed by partners worldwide.

Oscar is a featured speaker on Fintech, regulated, equity crowdfunding, compliance, stockholder management, investor relations, and transparency in the USA, Australia, UK, Germany, France, Netherlands, Canada, Singapore, Indonesia and China. He speaks to audiences covering alternative finance, RegTech, insurance, banking, legal, and crowdfunding. Oscar also advises the world's leading research, accounting, law firms and insurance companies on the impact Fintech, RegTech, LegalTech, InsurTech and OrgTech is having in their business.

He is a member of the Crowdfunding Intermediary Regulatory Advocates (CFIRA) in the USA, and a contributing author to The Fintech Book, the world's first crowdsourced book on Fintech globally. He writes for Sharewise, Locavesting, Equities.com, Business.com, Crowdfund Insider, CrowdfundBeat, and Agoracom.

Oscar has been recognized as one of the 10 most influential Hispanic Leaders in Canada. In May 2010, Oscar A. Jofre Jr. was recognized by the Rt. Hon. Stephen Harper for his accomplishments.

Oscar was awarded the Vision 2012 BusinessMan of the Year by the Toronto Hispanic Chamber of Commerce in September 2012.

Kiran Garimella: Chief Technology Officer, Chief Security Officer and Director

Kiran has a PhD. in artificial intelligence and machine learning from the University of Florida. Kiran's role includes research in blockchain-related technologies and business models, such as digital securities, chain design, consensus, as well as incorporating artificial intelligence/machine learning techniques.

Kiran has C-level experience as a former Global CIO at GE and as a VP & Chief Evangelist at Software AG.

Kiran has published two books on business process management and his latest book is titled "AI & Blockchain: A Brief Guide for Game Changers". Kiran is an active presenter at conferences.

Jason Futko: Chief Financial Officer

Jason Futko is the Co-Founder and CFO of KoreConX. His capital markets and finance background play an important role in developing the KoreConX Eco-System infrastructure platform and managing the affairs of the corporation.

Mr. Futko was the Founder and Managing Director at NVS Bancorp, a boutique investment banking firm based in Toronto but had operations in Dubai and Hong Kong. In his previous role of 11 years, he was a partner in the international boutique merchant bank called Newhaven, where he ran the Toronto and London offices while managing the firm's global operations from Dubai. He has substantial expertise in lead generation, listing companies, international deal structuring, deal management and execution. He has CEO, CFO and directorship experience in public and private businesses including several publicly listed Special Purpose Vehicles. Mr. Futko has also been an officer of an alternative investment fund.

He spent many years in corporate consulting and project management, with a focus on restructuring, streamlining of operations, and post-merger integration. His consulting clients included the Canadian Government, large financial institutions, and technology businesses.

Mr. Futko has experience in capital markets in several jurisdictions and was also formerly a Director of Brook Capital Corporation in Toronto, an Exempt Market Dealer.

Mr. Futko provides clients invaluable knowledge and experience, including the wide-ranging wisdom he gained serving as a chartered accountant with PriceWaterhouseCoopers, Mintz & Partners, and Durward Jones Barkwell. He was educated at the University of Waterloo and is a member in good standing with the Chartered Professional Accountants of Canada.

Peter Daneyko, Chief Revenue Officer

Peter Daneyko currently serves as the CRO of KoreChain, leveraging his extensive experience of over 20 years in the startup ecosystem as both a Founder and consultant. His expertise revolves around fostering team development, forming strategic partnerships, and driving revenue-related functions like marketing, sales, customer success, pricing, and revenue generation.

In his role as CRO at KoreConX, Peter takes charge of spearheading partnerships with Broker Dealers, and partner companies and Marketplaces, utilizing the KoreChain architecture for compliance management solutions.

Previously, Peter was the CEO and Founding Partner at Appwares Development Group, where his company offered tailored software solutions for customized information delivery through private communication platforms. His notable clientele included renowned organizations such as Deloitte Worldwide and Sony Music.

Additionally, Peter is a Founding Partner of Nodbod LLC, whose companies have generated over $50 million in revenue through their custom just-in-time print manufacturing operations.

Peter holds a BA in Economics from the University of Alberta.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	22,043,333
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security.	100.00%

Outstanding Debt

As of the date of this Form C, the Company has $773,560 debt outstanding.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
KoreConX Inc.	20,000,000 shares of Common Stock	90.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

The Company was formed as a Delaware corporation on February 2, 2023, and is headquartered in New York, New York. The Company is a vital trust infrastructure designed to ensure that all participants transact in a compliant manner, and the first blockchain to be SEC-Qualified for companies raising capital.

KoreChain provides a highly secure, decentralized, permissioned blockchain ecosystem for fully compliant issuance, trading, clearing, settlement, management, reporting, corporate actions and worldwide custodianship for tokenized securities.

KoreChain is an AI based global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law across multiple jurisdictions. It connects companies to the capital markets and secondary markets and facilitates access to capital and liquidity for private investors.

Cash and Cash Equivalents

As of February 21, 2024, the Company had $1,000 in aggregate cash and cash equivalents, leaving the Company with a runway of approximately zero months.

The Company has authorized 100,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and 1,000,000 shares of Preferred Stock, $0.0001 par value per share.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "USE OF PROCEEDS", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company does not anticipate any capital expenditures in next 12 months.

Valuation

The Company has a pre-Offering valuation of $110,000,000.00.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$65,000	43,333	Working Capital	May 1, 2023	4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

KoreChain, Inc., a Delaware corporation ("**KoreChain**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of 10,000 ($50,000) (the "**Target Offering Amount**") in Common Stock, par value $0.0001 per share, of the Company ("**Common Stock**" or the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to 1,000,000 ($5,000,000) Common Stock (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount within 12 months of the SEC approving this offering memorandum ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling the Securities directly. The purchase price for such Securities will be $5.00 per share, with a minimum purchase of 20 ($100) Common Stock.

The Offering is being made through Mundial Financial *Group LLC* (the "**Intermediary**"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the investor.** Investor funds will be held in escrow with FFB Bank until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. <u>**Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.**</u> The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the investor will receive the Securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $100.00.

FFB Bank**, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

Commission/Fees

4.50% of the amount raised

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

KoreTransfer USA LLC will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Subscription Agreement attached as Exhibit E, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is issued), our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, of which 22,043,333 shares of common stock will be issued and outstanding and 1,000,000 shares of preferred stock, par value $0.0001, of which no shares are outstanding. There are 43,333 common share stock purchase warrants outstanding, with a 36 month term to expiry and $2.50 exercise price.

Dividends

The holders of the Securities are only entitled to dividends when such dividends are declared by the Board of Directors.

Voting and Control

The Securities have one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any stockholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE ISSUANCE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign purchasers may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counterparty is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On February 2, 2023, the Company entered into a Stock Purchase Agreement, dated February 2, 2023, by and between the Company and KoreConX, Inc. ("**KoreConX**"), pursuant to which KoreConX purchased from the Company 20,000,000 shares of Common Stock from the Company. To date, KoreConX has paid all of the Company's operating expenses and the expenses associated with this offering.

On February 2, 2023, the Company entered into a transfer agent agreement with KoreTransfer USA, LLC.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE ISSUANCE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE

FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN PURCHASERS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

FFB BANK (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C

Financials

February 28, 2023 Audited Financial Statements

December 31, 2023 Unaudited, Management Prepared Financial Statements

KORECHAIN, INC.

(a Delaware corporation)

Financial Statements and Audit Report

For the period of February 2, 2023 through February 28, 2023

Financial Statements and Report of
Independent Certified Public Accountants

KoreChain, Inc

February 28, 2023

KoreChain, Inc.

Table of Contents



ASSURANCE DIMENSIONS

Independent Auditor's Report

To the Board of Directors and Stockholders of KoreChain Inc.

Opinion

We have audited the accompanying financial statements of KoreChain Inc. which comprise the balance sheet as of February 28, 2023 and the related statements of operations, stockholders' deficit, and cash flows for the period from February 2, 2023 (inception) to February 28, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KoreChain Inc. as of February 28, 2023 and the related statements of operations, stockholders' deficit, and cash flows for the period from February 2, 2023 (inception) to February 28, 2023, with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of KoreChain Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about KoreChain Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KoreChain Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KoreChain Inc.'s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

May 10, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

KoreChain, Inc.
Balance Sheet
February 28, 2023


ASSETS


Current Assets		
Cash	$	-
Total Current Assets		-
Other Assets		-
TOTAL ASSETS	$	-


LIABILITIES AND STOCKHOLDERS' DEFICIT


Accounts Payable	$	483
Total Current Liabilities		483
TOTAL LIABILITIES		483
Stockholders' Deficit		
Preferred stock, $0.0001 par, 1,000,000 authorized, 0 issued and outstanding as of February 28, 2023		-
Common stock, $0.0001 par, 100,000,000 authorized, 22,000,000 issued and outstanding as of February 28, 2023		-
Additional paid in capital		-
Retained deficit		(483)
TOTAL STOCKHOLDERS' DEFICIT		(483)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	0


The accompanying notes are an integral part of this financial statement.


KoreChain, Inc.
Statement of Operations
For the period from February 2, 2023 to February 28, 2023

REVENUE		
Total revenue	$	-
EXPENSES		
Total operating expenses		483
LOSS FROM OPERATIONS		(483)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(483)

The accompanying notes are an integral part of this financial statement.

KoreCChain, Inc.
Statement of Stockholders' Deficit
For the period from February 2, 2023 to February 28, 2023

	Common Stock Shares	Common Stock $0.0001 Par Value	Preferred Stock Shares	Preferred Stock $0.0001 Par Value	Additional Paid In Capital	Retained Deficit	Total
February 2, 2023	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders shares	22,000,000	-	-	-	-		-
Net income (loss)	-	-	-	-	-	(483)	(483)
February 28, 2023	22,000,000	$ -	-	$ -	$ -	$ (483)	$ (483)

The accompanying notes are an integral part of this financial statement.   P a g e | 4

57

KoreChain, Inc.
Statement of Cash Flows
For the period from February 2, 2023 to February 28, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (483)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Net cash provided by operating activities	(483)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Change in Accounts Payable	483
Net cash provided by financing activities	483
NET INCREASE IN CASH	-
Cash at beginning of year	-
Cash at end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year for interest	$ -
Cash paid during year for income taxes	$ -

The accompanying notes are an integral part of this financial statement.

KoreChain, Inc.

Notes to Financial Statements
February 28, 2023

Note A – Nature of Business and Organization

KoreChain, Inc("the Company") is a wholly owned subsidiary of KoreChain, Inc and was organized in February 2, 2023 in the State of Delaware. Headquartered in New York, NY. KoreChain is an AI based global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law across multiple jurisdictions.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Based on the limited activity in 2023 and the related valuation allowances the disclosure for income taxes is immaterial as of February 28, 2023.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of February 28, 2023. The Company's 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KoreChain, Inc

Notes to Financial Statements
February 28, 2023

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Stockholders' Deficit

Stockholder's equity consists of two classes of shares, common stock and preferred stock. At February 28, 2023 the Company had 100,000,000 common shares with $0.0001 par value authorized, of which 22,000,000 are issued and outstanding and the Company had 1,000,000 preferred shares with $0.0001 par value with none issued, authorized and outstanding. Preference shares have a right to vote, no conversion, and preemptive rights.

At inception the Company granted 22,000,000 shares to its shareholders as founders shares.

Note E – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note F – Subsequent Events

Management has assessed subsequent events through May 10, 2023, the date on which the financial statements were available to be issued.

KoreChain, Inc.
Unaudited, Management Financial Statements
December 31, 2023

KoreChain, Inc.
Unaudited, Management Prepared Balance Sheet
December 31, 2023

Assets

Current Assets	
Cash	$1,000
Accounts Receivable	407,500
Total Current Assets	408,500
Other Assets	-
Total Assets	$408,500

Liabilities and Stockholders' Deficit

Current Liabilities	
Accounts Payable	$534,362
Deferred Revenue	407,500
Loans Payable	239,198
Total Current Liabilities	1,181,060
Total Liabilities	1,181,060
Stockholders' Deficit	
Common Stock	4
Additional Paid In Capital	64,996
Retained Deficit	-837,560
Total Stockholders' Deficit	-772,560
Total Liabilities and Stockholders' Deficit	$408,500

KoreChain, Inc.
Unaudited, Management Prepared Statement of Operations
For the period from February 2, 2023 to December 31, 2023

Revenue	
One Time Fee Revenue	$100,000
Recurring Revenue	76,800
Total Revenue	176,800
Expenses	
Sales & Marketing	43,362
Technology	635,552
Corporate Admin	332,334
Professional Fees	3,112
Total Expenses	1,014,360
Net Loss	-$837,560

KoreChain, Inc.
Unaudited, Management Prepared Statement of Stockholders' Deficit
For the period from February 2, 2023 to December 31, 2023

	Common Stock Shares	Common Stock $0.0001 Par Value	Preferred Stock Shares	Preferred Stock $0.0001 Par Value	Additional Paid In Capital	Retained Deficit	Total
February 2, 2023	- $	- $	- $	- $	- $	- $	-
Issuance of Founders Shares	22,000,000	-	-	-	-	-	-
Issuance of Common Shares	43,333	4	-	-	64,996	-	65,000
Net Loss	-	-	-	-	-	-837,560	-837,560
December 31, 2023	22,043,333	$4 $	- $	-	$64,996	-$837,560	-$772,560

KoreChain, Inc.
Unaudited, Management Prepared Statement of Cash Flows
For the period from February 2, 2023 to December 31, 2023

Cash Flows from Operating Activities

Net Loss	-$837,560
Adjustments to reconcile net loss to net cash provided by (used in) operating actitvities	-
Net cash provided by operating activities	-837,560

Cash Flows from Investing Activities

Net cash (used in) investing activities	65,000

Cash Flows from Financing Activities

Change in Accounts Receivable	-407,500
Change in Accounts Payable	534,362
Deferred Revenue	407,500
Change in Loans Payable	239,198
Net cash provided by financing activities	773,560

Net Increase in Cash	1,000
Cash at beginning of year	-
Cash at end of year	$1,000

Supplemental Disclosure of Cash Flow Information

Cash paid during year for interest	$ -
Cash paid during year for income taxes	$ -

KoreChain, Inc.
Notes to Financial Statements
December 31, 2023

Note A – Nature of Business and Organization

KoreChain, Inc("the Company") is a wholly owned subsidiary of KoreChain, Inc and was organized on February 2, 2023 in the State of Delaware. Headquartered in New York, NY. KoreChain is an AI based global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law across multiple jurisdictions.

Note B – Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Based on the limited activity in 2023 and the related valuation allowances the disclosure for income taxes is immaterial as of February 28, 2023.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of February 28, 2023. The Company's 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EXHIBIT D

Offering Page

KoreChain

This funding platform is operated by Mundial Financial Group LLC

Offering Terms | Pain "Problem" | Solution | Infrastructure | Offering Partners | The Team | FAQ | Login | **Invest Now**

Bringing Trust to the Private Markets

U.S private companies raised $4.5 trillion, compared to only $2.1 trillion raised by public companies, a gap widening for 6 years. The decline in public companies and the rise of private financing will drive a need for efficient secondary market trading of private shares. Blockchain-enabled and globally compliant digital security is critical to the success of secondary markets for private shares.



Invest Now **Learn More →**

Offering Terms

$5.00
Per Share

$100.00
Minimum Investment

Investor Perks

Tier 2
$2,000 - $5,000
15% bonus shares when you invest

Tier 1 | Tier 2 | Tier 3 | Tier 4

Company Overview

The KoreChain is a vital Trust Infrastructure that is required for all participants to transact in a compliant manner. The first blockchain to be SEC-Qualified for companies raising capital.

KoreChain highly-secure decentralized permissioned blockchain ecosystem for fully-compliant issuance, trading, clearing, settlement, management, reporting, corporate actions, and custodianship for tokenized securities worldwide. KoreChain, AI-based, global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law in multiple jurisdictions globally. Connecting companies to the capital markets and secondary markets to facilitate access to capital and liquidity for private investors

Pain (Problem)



Private capital markets are plagued by inefficient tools, fragmented processes, and high costs. Ad hoc and disconnected systems limit a company's ability to manage a compliant business, access financing and provide liquidity to their investors. Decentralized data for regulated entities brings an increased risk of violations.

Existing blockchains were built on principles that are not compliant with securities regulations. The private capital markets are regulated and have more requirements than just KYC identity, compliance, and confidentiality. Most public blockchains were built for pseudonymity, censorship resistance, and transparency, and rely on probabilistic finality in settlement.

Solution

Our global infrastructure platform based on a permissioned blockchain to bring trust, security, and compliance to all stakeholders. KoreChain infrastructure is an all-in-one platform for the private markets that connects them to the entire private capital markets for financing and secondary market trading of digital securities while maintaining regulatory compliance.

Invest Now



An infrastructure that is operational





Compliance
Facilitate compliance with securities law and corporate law across multiple jurisdictions.

Governance
Framework and mechanics for ensuring quality, safety and compliance.

$5.00
Per share

$100.00
Minimum Investment

Invest Now

See additional offers

Link to Form C   KoreID Verified   KoreTransfer

KoreChain's all-in-one infrastructure platform provides solutions for

- Companies
- Broker-dealers
- ATS Operations
- Transfer Agents/Share Registry
- IRA Custodian
- Bank
- ID AML
- Compliance
- Payment Processor
- Payment Gateway
- News Wire Dessimination

    















Market Size

The private markets include 450 million private companies who represent 70% of the world's GDP. In the USA and Canada, there are 43.1 million private companies. In 2022 alone, 5 million companies registered in the USA, the highest rate since 2009.

USA market opportunity 38 million private companies, 165,000 companies raise capital annually. In 2022, private companies raised $4.5 Trillion in capital, compared to only $1.2 Trillion raised by publicly listed companies. The private companies are supported by 3,460 FINRA broker-dealers and 70 Secondary Marketing Trading ATS.

$5.00

Per share

$100.00

Minimum Investment

Invest Now

See additional offers

Link to Form C

Issuance Platform	FINRA Broker-Dealer	Escrow	SEC-Registered Transfer Agent
KoreConX	MUNDIAL FINANCIAL GROUP	FB BANK	KoreTransfer

digicert SECURED · powered by aws · LexisNexis · KoreID Verified

Comments

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The Team

KoreChain is comprised of individuals with global private capital markets domain knowledge and hands-on experience with the following: issuers, broker-dealer, regulators, technology, and stock/secondary exchange.



Oscar A. Jofre
Co-Founder, President & CEO

Oscar is currently one of the Top 10 Global Thought Leaders in Equity Crowdfunding, a Top 5 Fintech Influencer, Top 10 Blockchain and a Top 50 InsureTech. He has published an eBook that has been downloaded in over 20 countries and been distributed by partners worldwide. Oscar provides direction and advice as the company progresses.





Dr. Kiran Garimella
co-founder, CSO/CTO

Dr. Garimella has a PhD. in artificial intelligence and machine learning from the University of Florida, currently leading the strategy and development of an AI-based blockchain platform for the global private capital markets and private digital securities that are fully compliant in multiple jurisdictions. Dr. Garimella provides technical guidance and advice when needed.





Jason Futko
Co-Founder, CFO

Jason Futko is co-founder and chief financial officer for KoreChain. Jason was a co-founder of the Crowdfunding Alliance of Canada. Prior to KoreConX, he co-founded and was a Managing Director of an international investment banking firm, CEO of an Exempt Market Dealer in Canada and Chairman of a public investment vehicle in the United Kingdom. Jason has vast experience structuring and financing businesses globally, including knowledge of international know-your-client (KYC) and anti-money laundering (AML) regulations. Jason also consulted with several major banks, fund companies, and the Canadian government.





Peter Daneyko
Co-Founder, CRO

+20 years Executive Management, Principal/Founder SAAS companies,information management & private channel communications companies. Seasoned Veteran Sales Management, Revenue Management, Marketing, as both an entrepreneur and consultant to numerous diverse startups at various stages of their growth.





David Weild IV
Advisor

Father of the JOBS Act, securities and stock market expert, and former Vice Chairman of NASDAQ. David is currently the Founder, Chairman, and CEO of Weild & Co. Inc.





Dr. Daniel Conway
Advisor

Author and faculty member at USF and COO of The Apollo Group. Dan has previously served on the faculty of Notre Dame, Northwestern University, Indiana University, and Virginia Tech -- research includes blockchain and IoT.



Jeannette Spaulding
Advisor

Co-Founder of Tokenwise a leading tokenization consulting firm, businesses that are ready to integrate blockchain technology into their strategies and operating models. Blockchain initiatives can be incorporated into existing digital transformation efforts or launched as stand-alone initiatives.





Nadab Akhtar
Advisor

Mr. Akhtar is Co-Founder, President, and Chief Operating Officer of CrowdPoint Technologies, Inc., an innovative developer of decentralized cloud technology for artificial intelligence and data optimization. In his role, Mr. Akhtar leads strategy, finance, banking, legal, and regulatory functions.





Donald A. Williams
Advisor

Don is advisor and investor to multiple private equity companies and startups working as fractional CEO, CPO and Advisor to CEOs in 2023. He has held key leadership positions resulting in multiple successful exits including MayaData as CEO, & COO, Polycom as CDO/EVP of Engineering, Skype as Head of Core Engineering, and VP and Head of Cisco Central Engineering.



FAQs

+ Is there a FREE Mobile APP?

+ What is a Form C?

+ What is Reg CF?

+ How does investing work?

+ How much can I invest?

+ What will I need to complete my investment?

+ What is my ongoing relationship with the Issuer?

+ How can I sell my securities in the future?

+ How do I keep track of this investment?

IMPORTANT NOTICE

In making an investment decision, investors must rely on their own examination of KoreChain Inc. and the terms of the offering, including the merits and risks involved. All investors should read the offering memorandum provided in conjunction with this offering. Investment opportunities posted on this website are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment.

KoreChain Inc. is not a broker/dealer, does not offer investment advice or recommendations with respect to any securities. This offering under Regulation Crowdfunding (RegCF) is being conducted through Mundial Financial Group LLC, a member of the Financial Industry Regulatory Authority ("FINRA"). All securities posted on this website are offered by, and all information included on this site is the responsibility of, KoreChain Inc. Mundial Financial Group LLC cannot verify the adequacy, accuracy, or completeness of any information.

Neither Mundial Financial Group LLC nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. Mundial Financial Group LLC is a broker-dealer registered with the SEC and member FINRA/SIPC. FINRA's BrokerCheck. KoreChain Inc. and Mundial Financial Group LLC are independent and unaffiliated entities.

REFUND POLICY

There are no refunds or cancellations of commitments once the subscription agreement is signed and submitted. Please contact compliance@mundialfg.com with questions regarding cancellation or refund. Mundial Financial Group LLC is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer. Mundial Financial Group LLC is NOT placing or selling these securities on behalf of the Issuer. Mundial Financial Group LLC is NOT soliciting this investment nor making any recommendations by collecting, reviewing, and processing your application for investment. Mundial Financial Group LLC conducts Anti-Money Laundering, Identity, and Bad Actor Disqualification reviews of the Issuer and ensures they are a registered business in good standing. Mundial Financial Group LLC is NOT validating or approving the information provided by the Issuer or the Issuer itself. Contact information above is provided for applicants to make inquiries and requests of Mundial Financial Group LLC, regarding the general application process, the status of the application, or general Reg CF regulation-related information. Mundial Financial Group LLC may direct applicants to specific sections of the Offering Statement to locate information or answers to their inquiry but does not opine or provide guidance on Issuer-related matters.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained on this website constitute "forward-looking statements" and are based on the reasonable expectations, estimates, and projections of KoreChain Inc. (the "Company") and the Company's management as of the date of launching this website. The words "plans," "expects," or "does not expect," "is expected," "budget," "anticipates," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," "will" or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding our projected number of sales, revenues, valuation, investment returns, expected customer demand, and the Company's business strategy. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company's management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions contained on this website, which may prove to be incorrect, include, but are not limited to, the various assumptions of the Company set forth herein.

Known and unknown factors could cause the actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, our success in raising capital through our Regulation CF (RegCF) offering, our projected time frames, changes in demand, industry competition, legislative, fiscal, and regulatory developments, economic and financial market conditions, including but not limited to the current COVID-19 global pandemic. More information on the factors, risks, and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" sections of our Offering Statement on Form C.

Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by or on behalf of the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made on this website are qualified by these cautionary statements.

These factors are not intended to represent a complete list of the factors that could affect the Company. The Company disclaims any intention or obligation to update or revise any forward-looking statements, except to the extent required by applicable law or regulation. The investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

The managers have developed a business plan to grow the Company rapidly. However, we suggest investors carefully read our offering circular and understand the risks associated with investing in an early-stage company.

EXHIBIT E

Stock Purchase Agreement

(attached)

STOCK PURCHASE AGREEMENT

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS

AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH

INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: KoreChain Inc.
       1 World Trade Center
       Suite 8500
       New York, NY 10007

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Common Stock (the "Securities"), of KoreChain Inc, a Delaware public benefit corporation (the "Company"), at a purchase price of $5.00 per share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Common Stock are as set forth in Certificate of Incorporation and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 1,000,000 (the "Oversubscription Offering").   The Company may accept subscriptions until December 30, 2024 (the "Termination Date"). Providing that subscriptions for 50,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by FFB Bank (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) If Subscriber's net worth or annual income is less than $124,000, the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) If both Subscriber's net worth and annual income are more than $124,000, the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT

JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.   IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	KoreChain Inc.	

	1 World Trade Center Suite 8500 New York, NY 10007	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the [Platform] ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this

Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

    (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

KORECHAIN, INC.

By: _____
Name: Oscar A. Jofre
Title: President

PURCHASER:

By: _____
Name: _____
Title: _____

EXHIBIT A

Name and Address of Purchaser	Shares	Purchase Price
	[_____]	$[_____]
Initial Closing Totals:	[_____]	$[_____]